EX-99.B-77D(g)

SUB-ITEM 77D(g): Any other investment policy set forth in the registrant’s charter, by-laws or prospectus.

INVESTED PORTFOLIOS

Supplement dated November 25, 2013 to the

InvestEd Portfolios Prospectus

dated April 30, 2013

The following replaces the last paragraph of the “Principal Investment Strategies” section for InvestEd Growth Portfolio on page 4 of the InvestEd Portfolios Prospectus:

Although the majority of the Portfolio’s indirect stock holdings are of large cap companies (typically companies with market capitalizations of at least $10 billion), the Portfolio is likely to have potentially significant exposure to mid cap companies (as defined herein), foreign companies and, to a lesser extent, small cap companies (as defined herein).

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The following replaces the second sentence of the first paragraph of the “Investment Objectives, Principal Strategies, Other Investments and Risks of the Underlying Funds” section for Waddell & Reed Advisors Small Cap Fund on page 25 of the InvestEd Portfolios Prospectus:

Small capitalization companies typically are companies with market capitalizations within the range of companies in the Russell 2000 Growth Index at the time of acquisition. As of September 30, 2013, this range of market capitalizations was between approximately $42 million and $4.81 billion.

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The following replaces the first sentence of the fifth paragraph of the “Investment Objectives, Principal Strategies, Other Investments and Risks of the Underlying Funds” section for Waddell & Reed Advisors Small Cap Fund on page 25 of the InvestEd Portfolios Prospectus:

Small cap companies typically are companies with market capitalizations as defined above.

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The following replaces the third bullet of the “Your Account — Ivy Funds InvestEd 529 Plan — Sales Charge Waivers for Certain Transactions — Shares may be purchased at NAV through:” section on page 41 of the InvestEd Portfolios Prospectus:

•	Direct rollover initiated from an account in a qualified state tuition program, where (i) such account is under a plan associated with a qualified state tuition program established in accordance with Section 529 of the Code, (ii) the shares were purchased through a broker-dealer or financial advisor and (iii) the selling agreement or any other agreement between Waddell & Reed and the brokerdealer or financial advisor does not prohibit direct rollovers at NAV into another qualified state tuition program. The sales charge waiver only applies to the shares purchased with the direct rollover proceeds and additional contributions made to your Ivy InvestEd Plan account will be assessed the applicable sales charge. If rolling over assets from an in-state to an out-of-state 529 Plan, you should be aware that some states require the recapture of prior state tax benefits and/or the rollover may be otherwise taxable by the state from whose 529 Plan you are exiting. You should also consider possible withdrawal charges by the 529 Plan which you are exiting and differences in ongoing fees. You should consult a qualified tax advisor for individualized advice before initiating the rollover.

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